FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, February 1, 2005, Series 2005-NC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117349
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05003348



IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: Feb. 1st, 2005



CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________
Name:
Title:

Peter D. Steinmetz
Vice President
Citigroup Mortgage Loan Trust




SEC MAIL PROCESSING
RECEIVED
FEB 02 2005
WASH, D.C.
213
SECTION

MBS NEW ISSUE TERM SHEET

$976,425,000 Certificates (approximate)

Carrington Mortgage Loan Trust, Series 2005-NC1
Asset Backed Pass-Through Certificates

Offered Classes: A-1A, A-1B, A-1C1, A-2, A-3, M-1, M-2, M-3, M-4, M-5, M-6, and M-7

Citigroup Mortgage Loan Trust, Inc.
Depositor

New Century Mortgage Corporation
Originator and Servicer

Stanwich Asset Acceptance Company, L.L.C.
Seller

January 25, 2005

Approximately $976,425,000

Carrington Mortgage Loan Trust, Series 2005-NC1
Asset Backed Pass-Through Certificates

Citigroup Mortgage Loan Trust Inc.
Depositor

New Century Mortgage Corporation
Originator and Servicer

Stanwich Asset Acceptance Company, L.L.C.
Seller

Transaction Highlights

Offered Classes	Balance [3]	Description	Benchmark	Expected Ratings (S&P/ Moody's/Fitch)	Avg Life[1][2] Call / Mat	Distribution Window[1][2] Call / Mat	Initial Subordination Level
A-1A	253,911,000	FLT/SEN	1 mL	AAA / Aaa/AAA	1.00/1.00	1-24/1-24	20.70%
A-1B	115,647,000	FLT/SEN	1 mL	AAA / Aaa/AAA	3.00/3.00	24-57/24-57	20.70%
A-1C1	58,626,000	FLT/SEN	1 mL	AAA / Aaa/AAA	6.65/7.91	57-90/57-205	20.70%
A-1C2[4]	20,000,000	FLT/SEN	1 mL	AAA / Aaa/AAA	6.65/7.91	57-90/57-205	20.70%
A-2	300,000,000	FLT/SEN	1mL	AAA / Aaa/AAA	2.51/2.73	1-90/1-205	20.70%
A-3[5]	83,128,000	FLT/SEN/MEZZ	1 mL	NR/ Aaa/AAA	2.51/2.73	1-90/1-205	20.70%
M-1	36,167,000	FLT/MEZZ	1 mL	AA/ Aa1/ AA+	5.18/5.74	42-90/42-172	17.25%
M-2	33,023,000	FLT/MEZZ	1 mL	AA / Aa2/AA	5.14/5.68	41-90/41-165	14.10%
M-3	20,967,000	FLT/MEZZ	1 mL	AA-/Aa3/ AA-	5.11/5.63	40-90/40-157	12.10%
M-4	28,305,000	FLT/MEZZ	1 mL	A / A2/A	5.09/5.59	39-90/39-151	9.40%
M-5	17,298,000	FLT/MEZZ	1 mL	A-/A3/A-	5.08/5.54	38-90/38-141	7.75%
M-6	16,249,000	FLT/MEZZ	1 mL	BBB+ / Baa1/BBB+	5.07/5.48	38-90/38-134	6.20%
M-7	13,104,000	FLT/MEZZ	1 mL	BBB / Baa2/BBB	5.07/5.43	38-90/38-125	4.95%
M-8[4]	10,484,000	FLT/MEZZ	1 mL	BBB-/Baa3/BBB-	5.05/5.34	37-90/37-117	3.95%
M-9[4]	10,484,000	FLT/MEZZ	1 mL	BB+/Ba2/BB+	5.05/5.23	37-90/37-108	2.95%

1. Certificates are priced to the 10% optional clean-up call.
2. Based on the pricing prepayment assumption described herein.
3. Certificate sizes subject to a variance of +/- 5%.
4. The Class A-1C2, Class M-8 and Class M-9 Certificates are not available.
5. The Class A3 is mezzanine to the other Class A Certificates.

Pricing Prepayment Assumption

Adjustable-rate Mortgage Loans: 27% CPR
Fixed-rate Mortgage Loans: 20% HEP

Citigroup Global Markets Inc.

Transaction Overview

Issuer:	Carrington Mortgage Loan Trust, Series 2005-NC1.
Depositor:	Citigroup Mortgage Loan Trust Inc., an affiliate of Citigroup Global Markets Inc.
Seller:	Stanwich Asset Acceptance Company, L.L.C.
Originator and Servicer	New Century Mortgage Corporation.
Trustee:	Deutsche Bank National Trust Company.
Underwriter:	Citigroup Global Markets Inc.
Co-Managers:	Bear Stearns & Co. Inc.
Offered Certificates:	Approximately $831,312,000 senior floating-rate certificates consisting of Class A-1A, Class A-1B, Class A-1C1, Class A-1C2 Certificates (both Class A-1C1 and Class A-1C2 Certificates are referred to as the "Class A-1C Certificates" and together with the Class A-1A and Class A-1B Certificates are referred to as the "Class A-1 Certificates"), Class A-2 Certificates and Class A-3 Certificates, (together with the Class A-1 Certificates, referred to as the "Class A Certificates") and approximately $186,081,000 mezzanine floating rate certificates (the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates, together the "Class M Certificates" or the "Subordinate Certificates"). The Class A Certificates and the Class M Certificates are referred to herein as the "Certificates". The Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
	The Class A-1C2, M-8 and Class M-9 Certificate will be offered privately pursuant to Rule 144A.
Non-Offered Certificates:	Classes CE, P and R.
Mortgage Loans:	As of February 1, 2005, the Mortgage Loans will consist of approximately 4,920 adjustable-rate and fixed-rate, first lien or second lien, closed-end, subprime mortgage loans, with an unpaid principal balance of approximately $1,048,318,391.
Expected Pricing Date:	The week of January 24, 2005.
Closing Date:	On or about February 3, 2005.
Cut-off Date:	February 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in March, 2005.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	Zero days on all the Certificates.

Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Interest Accrual Period:	Interest with respect to the Certificates will initially accrue from the Closing Date to, but excluding, the first Distribution Date. Thereafter, interest will accrue from the prior Distribution Date to, but excluding, the then current Distribution Date. With respect to the Certificates, interest will accrue during the related Interest Accrual Period on the basis of a 360-day year and the actual number of days elapsed. The Certificates will settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
ERISA Considerations:	Subject to the considerations in the Prospectus Supplement, it is expected that the Certificates, except for Class M-9 Certificates, will be eligible for purchase by certain ERISA plans as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
Legal Investment:	The Certificates will not constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Tax Status:	For federal income tax purposes, the Certificates will represent ownership of REMIC regular interests and ownership interests in the interest rate cap agreement.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the majority holder of the Class CE Certificates (unless such holder is the Seller or an affiliate of the Seller), in accordance with the terms of the Pooling and Servicing Agreement, may purchase all of the Mortgage Loans (and properties acquired in respect thereof) when the Mortgage Loans remaining in the Trust, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fee Rates:	The "Servicing Fee", calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Trustee Fee" calculated at the "Trustee Fee Rate" of 0.01% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Servicing Advances:	The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest:	The Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.
Credit Enhancement:	1. Excess Spread 2. Overcollateralization 3. Subordination

Credit Enhancement

Overcollateralization Amount:	The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the aggregate Certificate Principal Balance of the Certificates, after taking into account the distributions of principal to be made on such Distribution Date.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 5.90% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $5,241,592 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Amount for the Certificates will be fully funded on the Closing Date.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount with respect to any distribution date equals the lesser of (a) the Net Monthly Excess Cashflow for such distribution date and (b) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such distribution date has been distributed).
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount with respect to any distribution date is the lesser of (a) the Principal Remittance Amount on such distribution date and (b) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such distribution date has been distributed) over (ii) the Overcollateralization Target Amount for such distribution date.
Stepdown Date:	The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in March 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately 41.40%.
Credit Enhancement Percentage:	The Credit Enhancement Percentage for any class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and Distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

	Credit Enhancement Percentage	
Class	**Initial**	**Targeted On and After Stepdown Date**
A-1 & A-2	20.70%	41.40%
A-3	20.70%	41.40%
M-1	17.25%	34.50%
M-2	14.10%	28.20%
M-3	12.10%	24.20%
M-4	9.40%	18.80%
M-5	7.75%	15.50%
M-6	6.20%	12.40%
M-7	4.95%	9.90%
M-8	3.95%	7.90%
M-9	2.95%	5.90%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Sequential Trigger Event: A Sequential Trigger Event is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 3.00%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

If a Sequential Trigger Event is in effect, then the principal will be distributed to the Class A-3 Certificates sequentially after principal distributions to the Class A-1 and Class A-2 Certificates on a pro rata basis.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate principal balance of Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 40% of the Credit Enhancement Percentage for the Class A Certificates.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	**Percentage**
March 2008 through February 2009	3.00%
March 2009 through February 2010	6.00%
March 2010 through February 2011	5.75%
March 2011 and thereafter	6.75%

Distribution of Interest

Interest Distribution Priority:

On each Distribution Date, funds received with respect to interest will be distributed in the following order of priority:

(i) To the Servicer and Trustee, the Administrative Fee;

(ii) Pro rata to the Class A-1, the Class A-2 and the Class A-3 Certificates, the accrued interest at the then applicable Pass-Through Rates and any Interest Carryforward Amount for such class;

(iii) Sequentially to the Class M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8 and M-9 Certificates in that order, accrued interest at the then applicable Pass-Through Rate for the applicable Distribution Date.

Principal Waterfall Prior to Stepdown Date or if a Trigger Event is in Effect

Principal Distribution Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount shall be paid as follows:

(i) to the holders of the Class A-1, Class A-2 and Class A-3 Certificates on a pro-rata basis ***(provided a Sequential Trigger Event is not in effect)*** until the Certificate Principal Balances thereof have been reduced to zero. Principal allocated to the Class A-1 Certificates will be distributed sequentially to the Class A-1A, A-1B and A-1C Certificates until the Certificate Principal Balances thereof have been reduced to zero. Principal allocated to the Class A-1C Certificates will be distributed on a pro rata basis to the Class A-1C1 and Class A-1C2 Certificates;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distribution of (i) above until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distribution of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-9 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero.

Principal Waterfall On or After Stepdown Date and when No Trigger Event is in Effect

Principal Distribution Priority: On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:

(i) to the holders of the Class A-1 , Class A-2 and Class A-3 Certificates, on a pro-rata basis ***(provided a Sequential Trigger Event is not in effect)***, the Senior Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero. Principal allocated to the Class A-1 Certificates will be distributed sequentially to the Class A-1A, A-1B and A-1C Certificates until the Certificate Principal Balances thereof have been reduced to zero. Principal allocated to the Class A-1C Certificates will be distributed on a pro rata basis to the Class A-1C1 and Class A-1C2 Certificates;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Excess Cashflow Waterfall

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) to the holders of the Class M Certificates, sequentially, any Interest Carryforward Amounts;

(iii) Sequentially, to the holders of the Certificates, in an amount equal to such Certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(iv) to the holders of the Class M Certificates, sequentially, any allocated Realized Loss Amounts;

(v) to the holders of the Certificates, any Net WAC Pass-Through Rate Carryover Amount for such classes; and

(vi) to the holders of the Class CE and P Certificates as provided in the Pooling and Servicing Agreement.

Definitions

Available Distribution Amount:

The Available Distribution Amount for any distribution date is equal to the sum, net of amounts reimbursable therefrom and payable to the servicer or the trustee, of an amount equal to the sum of (i) the aggregate amount of scheduled monthly payments on the mortgage loans due on the related Due Date and received on or prior to the related Determination Date, after deduction of the servicing fee and the trustee fee; (ii) unscheduled payments in respect of the mortgage loans, including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the mortgage loans occurring during the related Prepayment Period; (iii) all payments of Compensating Interest made by the servicer with respect to the mortgage loans; and (iv) all Advances with respect to the mortgage loans received for the distribution date.

Net WAC Pass-Through Rate:

The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the aggregate Administrative Fee Rate calculated on an actual/360 day basis.

Pass-Through Rates:

The Certificate Rate on any Distribution Date for each class of Certificates will equal the lesser of:

(a) One-Month LIBOR plus related margin; and

(b) The Net WAC Pass-Through Rate.

Interest Carry Forward Amount:

For each class of Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Pass-Through Rate Carryover Amount with respect to such class), plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, reduced (to not less than zero) by the allocable share, if any, for that class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the servicer or excess interest and shortfalls resulting from the application of the Relief Act.

Net WAC Pass-Through Rate Carryover Amount: For any Distribution Date and a class of Certificates the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Pass-Through Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date at the Net WAC Pass-Through Rate,(ii) the undistributed portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the Distribution of any Net WAC Pass-Through Rate Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate mortgage loans will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination, and the Pass-Through Rates on the Certificates are based on one-month LIBOR, the application of the Net WAC Pass-Through Rate could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be distributed from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Certificates will benefit from two interest rate caps pledged to the Trust to mitigate Basis Risk Shortfalls. The notional schedule for the interest rate caps are available at the end of the term sheet.

Net Monthly Excess Cash Flow: The Net Monthly Excess Cashflow for any distribution date is equal to the sum of (a) any Overcollateralization Reduction Amount and (b) the excess of (i) the Available Distribution Amount for the related distribution date over (ii) the sum for the related distribution date of the aggregate of (a) the Interest Distribution Amount distributable to the holders of the Class A Certificates and the Subordinate Certificates and (b) the Principal Remittance Amount.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Stepdown Date on which it could have been exercised, the margins on each of the Class A Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Principal Distribution Amount: The Principal Distribution Amount for any Distribution Date will be an amount, not less than zero, equal to the *sum* of (i) the principal portion of all scheduled monthly distributions on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) the amount of any Overcollateralization Increase Amount for such Distribution Date *minus* (v) the amount of any Overcollateralization Reduction Amount for such Distribution Date.

Principal Remittance Amount: The Principal Remittance Amount for any distribution date is the sum of the amounts described in clauses (i) through (iii) of the definition of Principal Distribution Amount.

Senior Principal Distribution Amount: The Senior Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 58.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Senior Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 65.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 71.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 75.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution , Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution , Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount and Class M-8 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,241,592.

Weighted Average Life Sensitivity
To Optional Redemption

		Percentage of Prepayment Assumption				
		0%	50%	100%	150%	200%
Class A-1A	Average Life (yrs.)	13.82	1.96	1.00	0.66	0.48
	Window (mo)	1-255	1-49	1-24	1-15	1-10
	Last Principal Date	May 2026	March 2009	February 2007	May 2006	December 2005
Class A-1B	Average Life (yrs.)	23.99	6.34	3.00	1.75	1.23
	Window (mo)	255-321	49-115	24-57	15-26	10-18
	Last Principal Date	November 2031	September 2014	November 2009	April 2007	August 2006
Class A-1C1	Average Life (yrs.)	28.11	13.19	6.65	2.96	1.89
	Window (mo)	321-343	115-178	57-90	26-57	18-27
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2007
Class A-1C2	Average Life (yrs.)	28.11	13.19	6.65	2.96	1.89
	Window (mo)	321-343	115-178	57-90	26-57	18-27
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2007
Class A-2	Average Life (yrs.)	18.95	5.06	2.51	1.35	0.92
	Window (mo)	1-343	1-178	1-90	1-57	1-27
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2007
Class A-3	Average Life (yrs.)	18.95	5.06	2.51	1.35	0.92
	Window (mo)	1-343	1-178	1-90	1-57	1-27
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2007
Class M-1	Average Life (yrs.)	26.32	9.91	5.18	4.81	3.00
	Window (mo)	268-343	57-178	42-90	57-57	27-39
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2008
Class M2	Average Life (yrs.)	26.32	9.91	5.14	4.70	3.31
	Window (mo)	268-343	57-178	41-90	52-57	39-39
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2008
Class M3	Average Life (yrs.)	26.32	9.91	5.11	4.36	3.31
	Window (mo)	268-343	57-178	40-90	48-57	39-39
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2008

Weighted Average Life Sensitivity
To Optional Redemption

		Percentage of Prepayment Assumption				
		0%	**50%**	**100%**	**150%**	**200%**
Class M-4	Average Life (yrs.)	26.32	9.91	5.09	4.14	3.17
	Window (mo)	268-343	57-178	39-90	44-57	35-39
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2008
Class M-5	Average Life (yrs.)	26.32	9.91	5.08	3.98	2.99
	Window (mo)	268-343	57-178	38-90	43-57	33-39
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2008
Class M-6	Average Life (yrs.)	26.32	9.91	5.07	3.88	2.89
	Window (mo)	268-343	57-178	38-90	41-57	32-39
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2008
Class M-7	Average Life (yrs.)	26.32	9.91	5.07	3.82	2.82
	Window (mo)	268-343	57-178	38-90	40-57	31-39
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2008
Class M-8	Average Life (yrs.)	26.32	9.91	5.05	3.77	2.76
	Window (mo)	268-343	57-178	37-90	39-57	30-39
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2008
Class M-9	Average Life (yrs.)	26.32	9.91	5.05	3.74	2.73
	Window (mo)	268-343	57-178	37-90	38-57	29-39
	Last Principal Date	September 2033	December 2019	August 2012	November 2009	May 2008

Weighted Average Life Sensitivity
To Maturity

		Percentage of Prepayment Assumption				
		0%	50%	100%	150%	200%
Class A-1A	Average Life (yrs.)	13.82	1.96	1.00	0.66	0.48
	Window (mo)	1-255	1-49	1-24	1-15	1-10
	Last Principal Date	May 2026	March 2009	February 2007	May 2006	December 2005
Class A-1B	Average Life (yrs.)	23.99	6.34	3.00	1.75	1.23
	Window (mo)	255-321	49-115	24-57	15-26	10-18
	Last Principal Date	November 2031	September 2014	November 2009	April 2007	August 2006
Class A-1C1	Average Life (yrs.)	28.38	15.13	7.91	3.52	1.89
	Window (mo)	321-358	115-323	57-205	26-132	18-27
	Last Principal Date	December 2034	January 2032	March 2022	February 2016	May 2007
Class A-1C2	Average Life (yrs.)	28.38	15.13	7.91	3.52	1.89
	Window (mo)	321-358	115-323	57-205	26-132	18-27
	Last Principal Date	December 2034	January 2032	March 2022	February 2016	May 2007
Class A-2	Average Life (yrs.)	19.00	5.40	2.73	1.44	0.92
	Window (mo)	1-358	1-323	1-205	1-132	1-27
	Last Principal Date	December 2034	January 2032	March 2022	February 2016	May 2007
Class A-3	Average Life (yrs.)	19.00	5.40	2.73	1.44	0.92
	Window (mo)	1-358	1-323	1-205	1-132	1-27
	Last Principal Date	December 2034	January 2032	March 2022	February 2016	May 2007
Class M-1	Average Life (yrs.)	26.44	10.80	5.74	6.07	4.76
	Window (mo)	268-357	57-296	42-172	61-109	27-92
	Last Principal Date	November 2034	October 2029	June 2019	March 2014	October 2012
Class M-2	Average Life (yrs.)	26.44	10.78	5.68	5.09	4.24
	Window (mo)	268-356	57-289	41-165	52-105	43-72
	Last Principal Date	October 2034	March 2029	November 2018	November 2013	February 2011

Weighted Average Life Sensitivity
To Maturity

		Percentage of Prepayment Assumption				
		0%	**50%**	**100%**	**150%**	**200%**
Class M-3	Average Life (yrs.)	26.44	10.76	5.63	4.69	3.67
	Window (mo)	268-356	57-280	40-157	48-100	39-69
	Last Principal Date	October 2034	June 2028	March 2018	June 2013	November 2010
Class M-4	Average Life (yrs.)	26.44	10.72	5.59	4.44	3.38
	Window (mo)	268-355	57-273	39-151	44-96	35-66
	Last Principal Date	September 2034	November 2027	September 2017	February 2013	August 2010
Class M-5	Average Life (yrs.)	26.43	10.67	5.54	4.26	3.19
	Window (mo)	268-354	57-260	38-141	43-89	33-62
	Last Principal Date	August 2034	October 2026	November 2016	July 2012	April 2010
Class M-6	Average Life (yrs.)	26.43	10.61	5.48	4.14	3.07
	Window (mo)	268-354	57-250	38-134	41-84	32-58
	Last Principal Date	August 2034	December 2025	April 2016	February 2012	December 2009
Class M-7	Average Life (yrs.)	26.42	10.52	5.43	4.04	2.97
	Window (mo)	268-352	57-237	38-125	40-79	31-54
	Last Principal Date	June 2034	November 2024	July 2015	September 2011	August 2009
Class M-8	Average Life (yrs.)	26.40	10.40	5.34	3.94	2.88
	Window (mo)	268-351	57-223	37-117	39-73	30-50
	Last Principal Date	May 2034	September 2023	November 2014	March 2011	April 2009
Class M-9	Average Life (yrs.)	26.38	10.22	5.23	3.84	2.80
	Window (mo)	268-349	57-209	37-108	38-68	29-47
	Last Principal Date	March 2034	July 2022	February 2014	October 2010	January 2009

Net WAC Cap

Period	Static Indices (%)	Period	Static Indices (%)
1	3.85	46	7.77
2	6.21	47	7.52
3	6.41	48	7.52
4	6.21	49	8.32
5	6.42	50	7.52
6	6.21	51	7.77
7	6.21	52	7.51
8	6.42	53	7.76
9	6.21	54	7.51
10	6.42	55	7.51
11	6.21	56	7.76
12	6.21	57	7.51
13	6.88	58	7.76
14	6.21	59	7.51
15	6.42	60	7.51
16	6.22	61	8.31
17	6.42	62	7.50
18	6.22	63	7.75
19	6.22	64	7.50
20	6.42	65	7.75
21	6.22	66	7.50
22	6.44	67	7.50
23	7.28	68	7.75
24	7.31	69	7.50
25	8.10	70	7.74
26	7.31	71	7.49
27	7.55	72	7.49
28	7.31	73	8.29
29	7.73	74	7.49
30	7.48	75	7.74
31	7.48	76	7.49
32	7.73	77	7.74
33	7.48	78	7.48
34	7.72	79	7.48
35	7.52	80	7.73
36	7.52	81	7.48
37	8.04	82	7.73
38	7.52	83	7.48
39	7.77	84	7.48
40	7.52	85	7.99
41	7.78	86	7.48
42	7.52	87	7.72
43	7.52	88	7.47
44	7.77	89	7.72
45	7.52	90	7.47

Assumptions:

Static Indices: 1mL=2.53%
6mL=2.92%
10% Optional Cleanup Call
Based On Pricing Prepayment Assumption

Citigroup Global Markets Inc.

Net WAC Cap

Period	CLASS A Indices at 20% - With Corridor (%)	SUBORDINATE Indices at 20% - With Corridor (%)	Period	CLASS A Indices at 20% - With Corridor (%)	SUBORDINATE Indices at 20% - With Corridor (%)
1	9.75	10.00	46	11.25	11.25
2	9.75	10.00	47	11.65	11.65
3	9.75	10.00	48	11.67	11.67
4	9.75	10.00	49	12.92	12.92
5	9.75	10.00	50	11.66	11.66
6	9.75	10.00	51	12.04	12.04
7	9.75	10.00	52	11.65	11.65
8	9.75	10.00	53	12.08	12.08
9	9.75	10.00	54	11.68	11.68
10	9.75	10.00	55	11.68	11.68
11	9.75	10.00	56	12.06	12.06
12	9.75	10.00	57	11.67	11.67
13	9.75	10.00	58	12.05	12.05
14	9.75	10.00	59	11.68	11.68
15	9.75	10.00	60	11.68	11.68
16	9.75	10.00	61	12.92	12.92
17	9.75	10.00	62	11.67	11.67
18	9.75	10.00	63	12.05	12.05
19	9.75	10.00	64	11.65	11.65
20	9.75	10.00	65	12.03	12.03
21	9.75	10.00	66	11.64	11.64
22	9.75	10.00	67	11.63	11.63
23	9.75	10.00	68	12.01	12.01
24	9.75	10.00	69	11.62	11.62
25	9.75	10.00	70	12.00	12.00
26	9.75	10.00	71	11.61	11.61
27	9.75	10.00	72	11.60	11.60
28	9.75	10.00	73	12.84	12.84
29	9.75	10.00	74	11.59	11.59
30	9.75	10.00	75	11.97	11.97
31	9.75	10.00	76	11.57	11.57
32	9.75	10.00	77	11.95	11.95
33	9.75	10.00	78	11.56	11.56
34	9.75	10.00	79	11.55	11.55
35	9.75	10.00	80	11.93	11.93
36	9.75	10.00	81	11.54	11.54
37	10.40	10.40	82	11.92	11.92
38	9.75	9.73	83	11.53	11.53
39	10.05	10.05	84	11.52	11.52
40	9.73	9.73	85	12.31	12.31
41	11.22	11.22	86	11.50	11.50
42	10.90	10.90	87	11.88	11.88
43	10.89	10.89	88	11.49	11.49
44	11.25	11.25	89	11.87	11.87
45	10.88	10.88	90	11.48	11.48

Assumptions:

10% Optional Cleanup Call

Based On Pricing Prepayment Assumption

Citigroup Global Markets Inc.

Assumed Monthly Excess Interest

Period	Excess Interest at Static Indices (%)	Excess Interest at Forward Indices (%)	Period	Excess Interest at Static Indices (%)	Excess Interest at Forward Indices (%)	Period	Excess Interest at Static Indices (%)	Excess Interest at Forward Indices (%)
1	1.76	1.76	31	4.73	4.14	61	5.03	4.59
2	3.51	3.27	32	4.82	4.26	62	4.74	4.08
3	3.60	3.29	33	4.72	4.10	63	4.84	4.22
4	3.50	3.10	34	4.81	4.22	64	4.74	4.04
5	3.60	3.11	35	4.76	4.24	65	4.83	4.26
6	3.50	2.91	36	4.76	4.22	66	4.73	4.08
7	3.50	2.81	37	4.95	4.50	67	4.73	4.06
8	3.59	2.86	38	4.72	4.13	68	4.83	4.21
9	3.49	2.67	39	4.84	4.28	69	4.73	4.02
10	3.59	2.73	40	4.75	4.11	70	4.83	4.17
11	3.49	2.54	41	4.86	4.38	71	4.73	4.06
12	3.49	2.48	42	4.77	4.22	72	4.73	4.04
13	3.77	2.81	43	4.77	4.20	73	5.02	4.54
14	3.48	2.40	44	4.87	4.33	74	4.73	4.01
15	3.57	2.50	45	4.77	4.15	75	4.82	4.16
16	3.48	2.34	46	4.87	4.28	76	4.72	3.97
17	3.57	2.44	47	4.77	4.22	77	4.82	4.19
18	3.47	2.27	48	4.76	4.20	78	4.72	4.01
19	3.47	2.24	49	5.05	4.64	79	4.72	3.99
20	3.56	2.35	50	4.76	4.15	80	4.82	4.15
21	3.46	2.19	51	4.86	4.28	81	4.72	3.96
22	3.56	2.31	52	4.76	4.10	82	4.81	4.12
23	4.55	3.29	53	4.85	4.33	83	4.71	3.98
24	4.58	3.31	54	4.75	4.15	84	4.71	3.97
25	4.86	3.70	55	4.75	4.13	85	4.91	4.30
26	4.57	3.26	56	4.84	4.27	86	4.71	3.94
27	4.66	3.38	57	4.75	4.08	87	4.81	4.10
28	4.56	3.22	58	4.84	4.22	88	4.71	3.91
29	4.83	4.29	59	4.74	4.13	89	4.80	4.12
30	4.73	4.16	60	4.74	4.11	90	4.71	3.93

Assumptions:
1. Run at pricing prepayment assumption
2. Excess (30/360)
3. Static Indices: 1mL = 2.53 %; 6mL = 2.92%
4. Forward 1mL used for Certificates, Forward 1mL and 6mL used for collateral
5. 10% optional clean-up call

Corridor Schedule – Class A Certificates

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	831,312,000.00	3.556	9.46
2	806,617,110.48	5.924	9.46
3	782,303,291.57	6.143	9.46
4	758,354,687.04	5.938	9.46
5	734,757,094.21	6.147	9.46
6	711,497,981.23	5.940	9.46
7	688,566,495.45	5.941	9.46
8	665,953,761.79	6.149	9.46
9	643,656,304.99	5.942	9.46
10	621,923,974.25	6.150	9.46
11	600,743,023.02	5.943	9.46
12	580,099,394.60	5.943	9.46
13	559,979,392.16	6.612	9.46
14	540,369,669.41	5.944	9.46
15	521,257,221.66	6.152	9.46
16	502,629,377.03	5.945	9.46
17	484,473,787.94	6.153	9.46
18	466,778,422.70	5.946	9.46
19	449,531,557.48	5.946	9.46
20	432,721,768.38	6.155	9.46
21	416,337,923.72	5.947	9.46
22	400,369,176.55	6.166	9.46
23	384,801,866.54	7.073	9.46
24	369,471,199.23	7.111	9.46
25	354,534,452.91	7.904	9.46
26	339,978,827.77	7.110	9.46
27	325,794,570.82	7.356	9.46
28	311,972,179.28	7.118	9.46
29	298,502,394.30	8.508	9.46
30	285,389,170.75	8.261	9.46
31	272,610,150.17	8.259	9.46
32	260,156,739.31	8.542	9.46
33	248,020,616.52	8.254	9.46
34	236,193,673.48	8.547	9.46
35	224,668,009.70	9.404	9.46
36	213,431,150.30	9.444	9.46
37	202,480,637.92	9.460	9.46
38	202,480,637.92	9.437	9.46

Corridor Schedule – Subordinate Certificates

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	186,081,000.00	2.886	9.04
2	186,081,000.00	5.254	9.04
3	186,081,000.00	5.473	9.04
4	186,081,000.00	5.268	9.04
5	186,081,000.00	5.477	9.04
6	186,081,000.00	5.270	9.04
7	186,081,000.00	5.271	9.04
8	186,081,000.00	5.479	9.04
9	186,081,000.00	5.272	9.04
10	186,081,000.00	5.480	9.04
11	186,081,000.00	5.273	9.04
12	186,081,000.00	5.273	9.04
13	186,081,000.00	5.942	9.04
14	186,081,000.00	5.274	9.04
15	186,081,000.00	5.482	9.04
16	186,081,000.00	5.275	9.04
17	186,081,000.00	5.483	9.04
18	186,081,000.00	5.276	9.04
19	186,081,000.00	5.276	9.04
20	186,081,000.00	5.485	9.04
21	186,081,000.00	5.277	9.04
22	186,081,000.00	5.496	9.04
23	186,081,000.00	6.403	9.04
24	186,081,000.00	6.441	9.04
25	186,081,000.00	7.234	9.04
26	186,081,000.00	6.440	9.04
27	186,081,000.00	6.686	9.04
28	186,081,000.00	6.448	9.04
29	186,081,000.00	7.838	9.04
30	186,081,000.00	7.591	9.04
31	186,081,000.00	7.589	9.04
32	186,081,000.00	7.872	9.04
33	186,081,000.00	7.584	9.04
34	186,081,000.00	7.877	9.04
35	186,081,000.00	8.734	9.04
36	186,081,000.00	8.774	9.04

BREAKEVEN (LAST CDR PRIOR TO 1ST DOLLAR LOSS)

LIBOR Forwards

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL (yrs)
M-1	29.20	21.30	6.68
M-2	23.43	18.75	7.74
M-3	20.23	17.11	9.15
M-4	16.37	14.87	9.44
M-5	14.24	13.48	11.04
M-6	12.31	12.13	11.72
M-7	10.84	11.02	12.60
M-8	9.72	10.12	13.52
M-9	8.95	9.48	13.69

LIBOR Forwards + 100

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL(yrs)
M-1	27.00	20.39	6.99
M-2	21.46	17.77	8.11
M-3	18.39	16.09	9.57
M-4	14.70	13.80	9.88
M-5	12.65	12.38	11.50
M-6	10.80	10.99	12.21
M-7	9.38	9.85	13.12
M-8	8.27	8.91	14.01
M-9	7.54	8.26	14.13

LIBOR Forwards + 200

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL(yrs)
M-1	24.77	19.39	7.35
M-2	19.47	16.70	8.49
M-3	16.54	14.99	10.04
M-4	13.00	12.64	10.30
M-5	11.05	11.19	12.01
M-6	9.27	9.77	12.69
M-7	7.92	8.60	13.68
M-8	6.86	7.64	14.72
M-9	6.11	6.93	14.72

Assumptions

1. Trigger event is always in effect
2. 40 % loss severity
3. 6 months lag
4. Before 1st dollar loss
5. Pricing prepayment assumption
6. Certificates use 1-month LIBOR forward and collateral uses both 1-month and 6-month LIBOR forward
7. P&I advance
8. The sequential Trigger Event is never in effect.

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	$1,048,318,390.57
Number of Mortgage Loans:	4,920
Average Scheduled Principal Balance:	$213,072.84
Weighted Average Gross Coupon:	6.920%
Weighted Average Original Credit Score:	635
Weighted Average Original LTV Ratio:	79.89%
Weighted Average Combined LTV Ratio[1]:	81.60%
Weighted Average Stated Remaining Term (months):	355
Weighted Average Original Term (months):	357
Weighted Average Roll Term[2] (months):	22
Weighted Average Gross Margin[2]:	5.551%
Weighted Average Initial Rate Cap[2]:	1.505%
Weighted Average Periodic Rate Cap[2]:	1.505%
Weighted Average Gross Maximum Lifetime Rate[2]:	13.837%
Weighted Average Gross Minimum Lifetime Rate[2]:	5.544%
Interest Only Loans:	47.200%

(1) Combined LTV = (Original Balance + where applicable: Senior Lien Balance) / (lower of: Sales Price or Appraisal)

(2) Includes adjustable-rate Mortgage Loans only.

Citigroup Global Markets Inc.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
1M Arms-Interest Only	9	$3,527,519.99	0.34%	$391,946.67	5.366%	83.07%	725
2Y/6M Arms	2077	395,072,815.11	37.69	190,213.20	7.133	80.77	603
2Y/6M Arms -Interest Only	1543	472,357,823.09	45.06	306,129.50	6.621	82.97	661
3Y/6M Arms	88	18,768,572.18	1.79	213,279.23	6.850	81.88	632
3Y/6M Arms -Interest Only	72	18,946,555.45	1.81	263,146.60	6.503	80.53	665
Fixed	730	117,090,234.96	11.17	160,397.58	6.856	75.52	628
Fixed 2nds	401	22,554,869.79	2.15	56,246.56	10.439	99.61	659
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
4.500 - 4.999	8	$2,482,682.79	0.24%	$310,335.35	4.980%	84.00%	679
5.000 - 5.499	43	14,396,900.95	1.37	334,811.65	5.289	79.53	674
5.500 - 5.999	391	115,494,248.23	11.02	295,381.71	5.831	78.79	662
6.000 - 6.499	945	240,997,671.61	22.99	255,023.99	6.239	79.35	652
6.500 - 6.999	1240	296,188,166.20	28.25	238,861.42	6.725	81.86	640
7.000 - 7.499	660	139,526,582.13	13.31	211,403.91	7.231	82.50	622
7.500 - 7.999	641	124,434,024.25	11.87	194,124.84	7.717	83.06	610
8.000 - 8.499	282	47,974,906.04	4.58	170,123.78	8.205	83.31	592
8.500 - 8.999	185	28,641,599.47	2.73	154,819.46	8.701	84.40	587
9.000 - 9.499	77	9,283,357.17	0.89	120,563.08	9.202	80.81	564
9.500 - 9.999	96	7,925,118.66	0.76	82,553.32	9.731	87.03	604
10.000 - 10.499	177	10,921,592.33	1.04	61,703.91	10.278	96.14	650
10.500 - 10.999	112	6,735,802.03	0.64	60,141.09	10.727	96.12	635
11.000 - 11.499	44	2,181,130.94	0.21	49,571.16	11.210	99.26	633
11.500 - 11.999	14	918,284.02	0.09	65,591.72	11.707	96.22	634
12.000 - 12.499	4	192,944.54	0.02	48,236.14	12.324	82.58	549
12.500 - 12.999	1	23,379.21	0.00	23,379.21	12.950	100.00	586
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25,000.00	24	$544,404.59	0.05%	$22,683.52	10.466%	99.93%	650
25,000.01 - 50,000.00	197	7,580,683.64	0.72	38,480.63	9.865	91.59	640
50,000.01 - 75,000.00	407	25,476,505.20	2.43	62,595.84	8.614	84.30	612
75,000.01 - 100,000.00	522	45,875,057.53	4.38	87,883.25	7.730	81.66	606
100,000.01 - 125,000.00	450	50,556,981.78	4.82	112,348.85	7.316	80.09	613
125,000.01 - 150,000.00	384	52,746,853.19	5.03	137,361.60	7.159	80.65	609
150,000.01 - 175,000.00	347	56,238,326.51	5.36	162,070.11	7.071	79.61	620
175,000.01 - 200,000.00	338	63,371,895.11	6.05	187,490.81	6.975	79.12	623
200,000.01 - 225,000.00	311	66,305,034.17	6.32	213,199.47	6.936	80.17	629
225,000.01 - 250,000.00	266	63,326,038.78	6.04	238,067.81	6.852	79.43	633
250,000.01 - 275,000.00	234	61,360,796.79	5.85	262,225.63	6.857	81.54	639
275,000.01 - 300,000.00	220	63,362,195.33	6.04	288,009.98	6.838	81.28	638
300,000.01 - 333,700.00	283	89,744,318.28	8.56	317,117.73	6.703	83.05	642
333,700.01 - 350,000.00	119	40,659,291.34	3.88	341,674.72	6.667	83.13	638
350,000.01 - 500,000.00	677	280,703,977.59	26.78	414,629.21	6.612	82.50	648
500,000.01 -1,000,000.00	141	80,466,030.74	7.68	570,681.07	6.663	82.23	659
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25,000.00	24	$545,967.00	0.05%	$22,748.63	10.465%	99.93%	650
25,000.01 - 50,000.00	196	7,545,488.40	0.72	38,497.39	9.887	91.76	640
50,000.01 - 75,000.00	404	25,260,998.40	2.41	62,527.22	8.631	84.50	612
75,000.01 - 100,000.00	525	46,133,473.00	4.40	87,873.28	7.727	81.54	606
100,000.01 - 125,000.00	450	50,595,902.40	4.82	112,435.34	7.315	80.07	613
125,000.01 - 150,000.00	383	52,639,995.80	5.02	137,441.24	7.154	80.62	609
150,000.01 - 175,000.00	349	56,602,145.00	5.39	162,183.80	7.075	79.66	620
175,000.01 - 200,000.00	338	63,435,799.59	6.05	187,679.88	6.975	79.12	623
200,000.01 - 225,000.00	310	66,144,638.80	6.30	213,369.80	6.938	80.16	629
225,000.01 - 250,000.00	267	63,601,130.00	6.06	238,206.48	6.851	79.45	632
250,000.01 - 275,000.00	233	61,137,120.60	5.83	262,391.08	6.854	81.57	639
275,000.01 - 300,000.00	220	63,387,080.00	6.04	288,123.09	6.839	81.29	637
300,000.01 - 333,700.00	283	89,763,378.00	8.56	317,185.08	6.705	83.02	642
333,700.01 - 350,000.00	119	40,668,451.00	3.88	341,751.69	6.661	83.16	638
350,000.01 - 500,000.00	678	281,203,602.93	26.80	414,754.58	6.613	82.49	648
500,000.01 -1,000,000.00	141	80,510,149.00	7.67	570,993.96	6.663	82.23	659
Total:	**4,920**	**$1,049,175,319.92**	**100.00%**	**$213,247.02**	**6.920%**	**81.60%**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
121 - 180	80	$8,579,871.05	0.82%	$107,248.39	6.972%	70.05%	626
181 - 240	224	$10,980,377.63	1.05	$49,019.54	8.881	88.20	632
241 - 300	11	3,709,973.27	0.35	337,270.30	5.485	83.21	723
301 - 360	4,605	1,025,048,168.62	97.78	222,594.61	6.904	81.62	635
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
000 - 180	80	$8,579,871.05	0.82%	$107,248.39	6.972%	70.05%	626
181 - 240	224	10,980,377.63	1.05	49,019.54	8.881	88.20	632
241 - 360	4,616	1,028,758,141.89	98.13	222,867.88	6.899	81.63	635
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY COMBINED LTV

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25.00	8	$842,269.63	0.08%	$105,283.70	7.361%	19.86%	566
25.01 - 30.00	13	1,773,301.65	0.17	136,407.82	7.014	27.59	621
30.01 - 35.00	9	811,728.26	0.08	90,192.03	7.253	32.93	601
35.01 - 40.00	26	3,752,095.70	0.36	144,311.37	6.746	37.52	619
40.01 - 45.00	27	3,467,104.25	0.33	128,411.27	7.139	42.45	594
45.01 - 50.00	43	6,898,193.20	0.66	160,423.10	6.792	47.80	607
50.01 - 55.00	61	11,219,260.83	1.07	183,922.31	6.842	52.84	581
55.01 - 60.00	92	15,366,860.54	1.47	167,031.09	6.784	58.00	599
60.01 - 65.00	141	28,891,421.48	2.76	204,903.70	6.935	63.28	595
65.01 - 70.00	198	40,508,317.38	3.86	204,587.46	6.940	68.59	600
70.01 - 75.00	269	55,664,340.13	5.31	206,930.63	6.963	73.81	606
75.01 - 80.00	1850	441,396,719.91	42.11	238,592.82	6.614	79.79	648
80.01 - 85.00	493	113,399,864.54	10.82	230,020.01	6.875	84.30	617
85.01 - 90.00	841	201,800,867.39	19.25	239,953.47	7.009	89.68	634
90.01 - 95.00	414	94,792,465.24	9.04	228,967.31	7.315	94.77	651
95.01 - 100.00	435	27,733,580.44	2.65	63,755.36	9.954	99.97	661
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

DISTRIBUTION BY ORIGINAL LTV

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25.00	409	$23,397,139.42	2.23%	$57,205.72	10.328%	96.74%	656
25.01 - 30.00	12	1,693,369.05	0.16	141,114.09	6.861	27.57	618
30.01 - 35.00	9	811,728.26	0.08	90,192.03	7.253	32.93	601
35.01 - 40.00	26	3,752,095.70	0.36	144,311.37	6.746	37.52	619
40.01 - 45.00	27	3,467,104.25	0.33	128,411.27	7.139	42.45	594
45.01 - 50.00	43	6,898,193.20	0.66	160,423.10	6.792	47.80	607
50.01 - 55.00	61	11,219,260.83	1.07	183,922.31	6.842	52.84	581
55.01 - 60.00	92	15,366,860.54	1.47	167,031.09	6.784	58.00	599
60.01 - 65.00	141	28,891,421.48	2.76	204,903.70	6.935	63.28	595
65.01 - 70.00	198	40,508,317.38	3.86	204,587.46	6.940	68.59	600
70.01 - 75.00	269	55,664,340.13	5.31	206,930.63	6.963	73.81	606
75.01 - 80.00	1850	441,396,719.91	42.11	238,592.82	6.614	79.79	648
80.01 - 85.00	492	113,342,232.91	10.81	230,370.39	6.873	84.30	617
85.01 - 90.00	841	201,800,867.39	19.25	239,953.47	7.009	89.68	634
90.01 - 95.00	411	94,566,017.36	9.02	230,087.63	7.307	94.77	651
95.01 - 100.00	39	5,542,722.76	0.53	142,121.10	8.026	100.00	670
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
California	1774	$522,028,971.79	49.80%	$294,266.61	6.662%	81.12%	648
Florida	361	55,120,622.76	5.26	152,688.71	7.319	81.62	615
New York	195	51,568,841.48	4.92	264,455.60	7.038	81.06	631
New Jersey	188	42,848,478.81	4.09	227,917.44	7.147	80.39	623
Illinois	192	32,877,885.46	3.14	171,238.99	7.310	83.04	626
Massachusetts	121	28,343,116.44	2.70	234,240.63	7.022	80.11	626
Texas	237	26,438,030.22	2.52	111,552.87	7.306	79.47	604
Nevada	120	25,262,940.61	2.41	210,524.51	7.081	82.92	644
Washington	121	23,959,476.61	2.29	198,012.20	6.967	83.11	640
Arizona	136	22,663,930.84	2.16	166,646.55	6.898	84.37	637
Maryland	117	21,861,583.14	2.09	186,851.14	7.207	79.95	605
Hawaii	67	17,171,506.74	1.64	256,291.15	6.667	80.71	643
Colorado	107	16,700,890.42	1.59	156,083.09	6.910	84.71	630
Virginia	65	15,485,484.02	1.48	238,238.22	7.148	80.82	614
Michigan	108	12,616,947.10	1.20	116,823.58	7.614	84.18	606
Minnesota	71	12,296,772.23	1.17	173,193.98	7.137	82.02	624
Georgia	82	11,371,448.56	1.08	138,676.20	7.685	85.21	610
Pennsylvania	85	10,530,369.66	1.00	123,886.70	6.911	81.61	613
Other	773	99,171,093.68	9.46	128,293.78	7.332	83.43	613
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Owner Occupied	4,713	1,011,504,626.94	96.49%	$214,620.12	6.903%	81.63%	635
Investor	176	$29,811,649.91	2.84	169,384.37	7.350	81.11	647
Second Home	31	7,002,113.72	0.67	225,874.64	7.53	78.93	629
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

DISTRIBUTION BY PROPERTY TYPE

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
One Family	3,685	765,316,459.89	73.00%	$207,684.25	6.902%	81.36%	632
Pud Detached	438	102,681,550.24	9.79	234,432.76	6.983	83.23	636
2-4 Unit	302	78,931,350.09	7.53	261,362.09	6.976	81.15	651
Condo	367	77,114,982.17	7.36	210,122.57	6.932	82.36	649
Pud Attached	125	23,450,462.37	2.24	187,603.70	7.033	81.47	637
Modular Home	3	823,585.81	0.08	274,528.60	6.168	80.69	637
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

The Mortgage Loans (All Collateral)

Distribution by Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Cashout Refinance	2,479	$522,430,262.63	49.84%	$210,742.34	6.932%	79.53%	614
Purchase	2107	467,824,090.06	44.63	222,033.27	6.912	83.81	660
Rate/Term Refinance	334	58,064,037.88	5.54	173,844.42	6.875	82.45	625
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

Distribution by Documentation Type

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Stated	2,596	$642,399,619.30	61.28%	$247,457.48	6.977%	81.59%	652
Full doc-2 yr W2/Tax	1346	222,823,656.47	21.26	165,545.06	6.899	82.40	610
Full	827	147,429,855.35	14.06	178,270.68	6.747	80.42	606
Limited-12 mo bk stmt	151	35,665,259.45	3.40	236,193.77	6.731	81.63	617
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

Distribution by Credit Score

Credit Score	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
500 - 525	196	$30,147,305.66	2.88%	$153,812.78	8.209%	73.29%	513
526 - 550	326	52,199,629.55	4.98	160,121.56	7.830	74.75	538
551 - 575	434	77,287,157.97	7.37	178,081.01	7.228	77.59	563
576 - 600	532	100,755,790.93	9.61	189,390.58	6.963	81.15	589
601 - 625	819	175,125,608.13	16.71	213,828.58	6.889	82.06	613
626 - 650	914	191,610,873.69	18.28	209,639.91	6.894	83.52	639
651 - 675	773	186,284,852.25	17.77	240,989.46	6.739	82.58	661
676 - 700	481	114,695,999.81	10.94	238,453.22	6.719	82.75	686
701 - 725	244	66,350,323.71	6.33	271,927.56	6.549	82.63	712
726 - 750	119	29,560,739.64	2.82	248,409.58	6.567	83.86	736
751 - 775	56	17,080,375.42	1.63	305,006.70	6.434	85.19	761
776 - 800	23	6,790,966.62	0.65	295,259.42	6.421	83.27	783
801 - 825	3	428,767.19	0.04	142,922.40	6.324	68.52	804
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

Citigroup Global Markets Inc.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY ORIGINAL PREPAYMENT PENALTY TERM

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
No Penalty	1,271	$235,051,148.10	22.42%	$184,934.03	7.362%	81.90%	626
12	191	48,019,248.59	4.58	251,409.68	7.073	81.08	646
24	2781	652,091,769.85	62.20	234,481.04	6.767	82.35	638
36	677	113,156,224.03	10.79	167,143.61	6.819	76.90	634
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
First Lien	4,519	$1,025,763,520.78	97.85%	$226,989.05	6.843%	81.21%	635
Second Lien	401	22,554,869.79	2.15	56,246.56	10.439	99.61	659
Total:	**4,920**	**$1,048,318,390.57**	**100.00%**	**$213,072.84**	**6.920%**	**81.60%**	**635**

The Mortgage Loans (ARM Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	$908,673,285.82
Number of Mortgage Loans:	3,789
Average Scheduled Principal Balance:	$239,818.76
Weighted Average Gross Coupon:	6.841%
Weighted Average Original Credit Score:	635
Weighted Average Original LTV Ratio:	81.94%
Weighted Average Combined LTV Ratio[1]:	81.94%
Weighted Average Stated Remaining Term (months):	358
Weighted Average Original Term (months):	360
Weighted Average Roll Term (months):	22
Weighted Average Gross Margin:	5.551%
Weighted Average Initial Rate Cap:	1.505%
Weighted Average Periodic Rate Cap:	1.505%
Weighted Average Gross Maximum Lifetime Rate:	13.837%
Weighted Average Gross Minimum Lifetime Rate:	5.544%
Interest Only Loans:	54.46%

(1) Combined LTV = (Original Balance + where applicable: Senior Lien Balance) / (lower of: Sales Price or Appraisal)

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
1M Arms-Interest Only	9	$3,527,519.99	0.39%	$391,946.67	5.366%	83.07%	725
2Y/6M Arms	2077	395,072,815.11	43.48	190,213.20	7.133	80.77	603
2Y/6M Arms-Interest Only	1543	472,357,823.09	51.98	306,129.50	6.621	82.97	661
3Y/6M Arms	88	18,768,572.18	2.07	213,279.23	6.850	81.88	632
3Y/6M Arms-Interest Only	72	18,946,555.45	2.09	263,146.60	6.503	80.53	665
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
4.500 - 4.999	8	$2,482,682.79	0.27%	$310,335.35	4.980%	84.00%	679
5.000 - 5.499	43	14,396,900.95	1.58	334,811.65	5.289	79.53	674
5.500 - 5.999	359	110,048,639.00	12.11	306,542.17	5.823	79.39	663
6.000 - 6.499	771	209,456,503.06	23.05	271,668.62	6.242	80.64	653
6.500 - 6.999	987	249,928,933.58	27.50	253,220.80	6.737	82.68	641
7.000 - 7.499	579	127,965,401.90	14.08	221,011.06	7.230	82.87	622
7.500 - 7.999	554	113,139,946.16	12.45	204,223.73	7.719	83.52	610
8.000 - 8.499	234	42,638,892.96	4.69	182,217.49	8.204	83.78	593
8.500 - 8.999	153	25,348,489.08	2.79	165,676.40	8.706	84.45	583
9.000 - 9.499	53	7,382,270.52	0.81	139,288.12	9.209	79.62	555
9.500 - 9.999	30	4,352,572.42	0.48	145,085.75	9.689	80.14	557
10.000 - 10.499	9	717,705.86	0.08	79,745.10	10.257	73.00	516
10.500 - 10.999	6	596,711.36	0.07	99,451.89	10.721	67.16	509
11.000 - 11.499	1	53,882.19	0.01	53,882.19	11.350	70.00	512
11.500 - 11.999	1	51,783.63	0.01	51,783.63	11.550	70.00	572
12.000 - 12.499	1	111,970.36	0.01	111,970.36	12.350	70.00	502
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
25,000.01 - 50,000.00	16	$796,412.87	0.09%	$49,775.80	8.225%	61.15%	588
50,000.01 - 75,000.00	172	10,929,166.66	1.20	63,541.67	8.049	80.80	584
75,000.01 - 100,000.00	326	28,774,915.75	3.17	88,266.61	7.402	80.99	595
100,000.01 - 125,000.00	333	37,418,391.10	4.12	112,367.54	7.202	80.67	606
125,000.01 - 150,000.00	303	41,579,978.23	4.58	137,227.65	7.202	81.31	602
150,000.01 - 175,000.00	284	45,989,743.28	5.06	161,935.72	7.102	80.73	618
175,000.01 - 200,000.00	287	53,886,794.18	5.93	187,758.86	6.994	80.27	622
200,000.01 - 225,000.00	275	58,609,123.16	6.45	213,124.08	6.964	81.27	629
225,000.01 - 250,000.00	234	55,725,720.27	6.13	238,144.10	6.871	80.29	632
250,000.01 - 275,000.00	213	55,836,135.17	6.14	262,141.48	6.883	82.15	639
275,000.01 - 300,000.00	199	57,345,814.63	6.31	288,169.92	6.859	81.72	638
300,000.01 - 333,700.00	267	84,585,193.38	9.31	316,798.48	6.719	83.56	642
333,700.01 - 350,000.00	111	37,922,857.89	4.17	341,647.37	6.622	83.19	640
350,000.01 - 500,000.00	636	263,431,308.27	28.99	414,200.17	6.615	82.62	649
500,000.01 -1,000,000.00	133	75,841,730.98	8.35	570,238.58	6.664	82.50	660
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon	WA Comb LTV	WA FICO
25,000.01 - 50,000.00	16	$797,000.00	0.09%	$49,812.50	8.224%	61.15%	588
50,000.01 - 75,000.00	171	10,865,037.00	1.19	63,538.23	8.061	81.00	584
75,000.01 - 100,000.00	327	28,879,646.00	3.18	88,316.96	7.399	80.92	595
100,000.01 - 125,000.00	332	37,333,827.40	4.11	112,451.29	7.203	80.64	605
125,000.01 - 150,000.00	302	41,452,755.80	4.56	137,260.78	7.197	81.28	603
150,000.01 - 175,000.00	286	46,332,776.00	5.10	162,002.71	7.107	80.79	617
175,000.01 - 200,000.00	287	53,931,338.59	5.93	187,914.07	6.994	80.27	622
200,000.01 - 225,000.00	274	58,433,154.80	6.43	213,259.69	6.966	81.26	629
225,000.01 - 250,000.00	235	55,986,030.00	6.16	238,238.43	6.870	80.31	631
250,000.01 - 275,000.00	212	55,602,460.60	6.12	262,275.76	6.880	82.19	640
275,000.01 - 300,000.00	199	57,357,380.00	6.31	288,228.04	6.860	81.72	637
300,000.01 - 333,700.00	267	84,595,755.00	9.30	316,838.03	6.720	83.52	642
333,700.01 - 350,000.00	111	37,926,101.00	4.17	341,676.59	6.615	83.23	640
350,000.01 - 500,000.00	637	263,899,602.93	29.02	414,285.09	6.617	82.61	648
500,000.01 -1,000,000.00	133	75,877,649.00	8.34	570,508.64	6.664	82.50	660
Total:	**3,789**	**$909,270,514.12**	**100.00%**	**$239,976.38**	**6.841%**	**81.94%**	**635**

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
241 - 300	9	$3,527,519.99	0.39%	$391,946.67	5.366%	83.07%	725
301 - 360	3780	905,145,765.83	99.61	239,456.55	6.847	81.93	635
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
241 - 360	3,789	$908,673,285.82	100.00%	$239,818.76	6.841%	81.94%	635
Total:	**3,789**	**$908,673,285.82**	100.00%	**$239,818.76**	**6.841%**	81.94%	**635**

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY COMBINED LTV

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25.00	5	$495,897.86	0.05%	$99,179.57	7.940%	19.23%	553
25.01 - 30.00	6	1,034,583.00	0.11	172,430.50	6.786	27.32	592
30.01 - 35.00	4	361,523.44	0.04	90,380.86	7.613	33.08	569
35.01 - 40.00	11	1,767,464.16	0.19	160,678.56	6.827	38.30	615
40.01 - 45.00	10	1,398,180.28	0.15	139,818.03	7.438	42.29	553
45.01 - 50.00	23	3,402,341.16	0.37	147,927.88	7.138	48.02	585
50.01 - 55.00	39	7,762,745.32	0.85	199,044.75	7.005	52.87	560
55.01 - 60.00	62	11,237,864.05	1.24	181,255.87	6.780	58.08	596
60.01 - 65.00	97	21,774,687.67	2.40	224,481.32	7.009	63.23	590
65.01 - 70.00	131	29,724,704.95	3.27	226,906.14	7.010	68.63	594
70.01 - 75.00	192	41,369,425.68	4.55	215,465.76	7.061	73.90	599
75.01 - 80.00	1669	416,126,779.21	45.79	249,327.01	6.598	79.82	650
80.01 - 85.00	404	98,630,369.88	10.85	244,134.58	6.852	84.36	615
85.01 - 90.00	731	180,812,952.84	19.90	247,350.14	7.009	89.70	634
90.01 - 95.00	370	87,752,570.49	9.66	237,169.11	7.326	94.82	652
95.01 - 100.00	35	5,021,195.83	0.55	143,462.74	8.056	100.00	665
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY ORIGINAL LTV

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25.00	5	$495,897.86	0.05%	$99,179.57	7.940%	19.23%	553
25.01 - 30.00	6	1,034,583.00	0.11	172,430.50	6.786	27.32	592
30.01 - 35.00	4	361,523.44	0.04	90,380.86	7.613	33.08	569
35.01 - 40.00	11	1,767,464.16	0.19	160,678.56	6.827	38.30	615
40.01 - 45.00	10	1,398,180.28	0.15	139,818.03	7.438	42.29	553
45.01 - 50.00	23	3,402,341.16	0.37	147,927.88	7.138	48.02	585
50.01 - 55.00	39	7,762,745.32	0.85	199,044.75	7.005	52.87	560
55.01 - 60.00	62	11,237,864.05	1.24	181,255.87	6.780	58.08	596
60.01 - 65.00	97	21,774,687.67	2.40	224,481.32	7.009	63.23	590
65.01 - 70.00	131	29,724,704.95	3.27	226,906.14	7.010	68.63	594
70.01 - 75.00	192	41,369,425.68	4.55	215,465.76	7.061	73.90	599
75.01 - 80.00	1669	416,126,779.21	45.79	249,327.01	6.598	79.82	650
80.01 - 85.00	404	98,630,369.88	10.85	244,134.58	6.852	84.36	615
85.01 - 90.00	731	180,812,952.84	19.90	247,350.14	7.009	89.70	634
90.01 - 95.00	370	87,752,570.49	9.66	237,169.11	7.326	94.82	652
95.01 - 100.00	35	5,021,195.83	0.55	143,462.74	8.056	100.00	665
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY GROSS MARGIN

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
1.000 - 1.499	1	$405,000.00	0.04%	$405,000.00	7.925%	90.00%	632
1.500 - 1.999	1	238,499.99	0.03	238,499.99	8.950	90.00	583
2.000 - 2.499	2	803,000.00	0.09	401,500.00	6.474	80.46	672
2.500 - 2.999	1	248,000.00	0.03	248,000.00	4.890	88.57	732
3.000 - 3.499	4	1,657,199.97	0.18	414,299.99	5.407	76.35	715
3.500 - 3.999	9	3,404,390.00	0.37	378,265.56	5.721	80.92	708
4.000 - 4.499	6	2,014,800.00	0.22	335,800.00	6.438	80.45	692
4.500 - 4.999	3	963,137.21	0.11	321,045.74	7.070	90.14	661
5.000 - 5.499	925	204,856,954.09	22.54	221,466.98	6.679	83.29	625
5.500 - 5.999	2515	634,059,757.39	69.78	252,111.24	6.830	82.22	643
6.000 - 6.499	216	42,700,891.10	4.70	197,689.31	7.544	76.10	584
6.500 - 6.999	97	16,214,456.27	1.78	167,159.34	7.793	70.43	571
7.000 - 7.499	8	1,046,480.03	0.12	130,810.00	8.367	67.23	569
8.500 - 8.999	1	60,719.77	0.01	60,719.77	8.100	80.00	521
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
1.000 - 1.499	1	$405,000.00	0.04%	$405,000.00	7.925%	90.00%	632
1.500 - 1.999	1	238,499.99	0.03	238,499.99	8.950	90.00	583
2.000 - 2.499	2	803,000.00	0.09	401,500.00	6.474	80.46	672
2.500 - 2.999	1	248,000.00	0.03	248,000.00	4.890	88.57	732
3.000 - 3.499	4	1,657,199.97	0.18	414,299.99	5.407	76.35	715
3.500 - 3.999	9	3,404,390.00	0.37	378,265.56	5.721	80.92	708
4.000 - 4.499	6	2,014,800.00	0.22	335,800.00	6.438	80.45	692
4.500 - 4.999	10	3,197,820.00	0.35	319,782.00	5.616	85.49	669
5.000 - 5.499	945	211,091,042.13	23.23	223,376.76	6.640	83.10	626
5.500 - 5.999	2496	628,235,449.48	69.14	251,696.89	6.845	82.25	643
6.000 - 6.499	214	41,739,580.35	4.59	195,044.77	7.614	75.71	584
6.500 - 6.999	92	14,770,504.10	1.63	160,548.96	7.940	70.08	562
7.000 - 7.499	7	807,280.03	0.09	115,325.72	9.175	67.69	561
8.000 - 8.499	1	60,719.77	0.01	60,719.77	8.100	80.00	521
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
11.500 - 11.999	8	$2,308,479.46	0.25%	$288,559.93	5.016%	83.54%	672
12.000 - 12.499	49	15,679,848.97	1.73	319,996.92	5.323	79.85	676
12.500 - 12.999	359	109,977,836.75	12.10	306,344.95	5.828	79.37	663
13.000 - 13.499	772	209,589,422.20	23.07	271,488.89	6.246	80.64	653
13.500 - 13.999	987	249,942,145.61	27.51	253,234.19	6.739	82.66	641
14.000 - 14.499	575	127,273,534.74	14.01	221,345.28	7.231	82.88	622
14.500 - 14.999	552	112,743,685.04	12.41	204,245.81	7.720	83.57	610
15.000 - 15.499	234	42,638,892.96	4.69	182,217.49	8.204	83.78	593
15.500 - 15.999	153	25,405,470.84	2.80	166,048.83	8.711	84.40	583
16.000 - 16.499	53	7,382,270.52	0.81	139,288.12	9.209	79.62	555
16.500 - 16.999	29	4,199,645.33	0.46	144,815.36	9.690	80.55	558
17.000 - 17.499	9	717,705.86	0.08	79,745.10	10.257	73.00	516
17.500 - 17.999	6	596,711.36	0.07	99,451.89	10.721	67.16	509
18.000 - 18.499	1	53,882.19	0.01	53,882.19	11.350	70.00	512
18.500 - 18.999	1	51,783.63	0.01	51,783.63	11.550	70.00	572
Greater than or equal to 19.000	1	111,970.36	0.01	111,970.36	12.350	70.00	502
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
1.000	15	$2,266,285.14	0.25%	$151,085.68	7.257%	77.17%	583
1.500	3765	902,879,480.69	99.36	239,808.63	6.846	81.95	635
3.000	9	3,527,519.99	0.39	391,946.67	5.366	83.07	725
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
1.000	15	$2,266,285.14	0.25%	$151,085.68	7.257%	77.17%	583
1.500	3765	902,879,480.69	99.36	239,808.63	6.846	81.95	635
3.000	9	3,527,519.99	0.39	391,946.67	5.366	83.07	725
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
March 2005	9	$3,527,519.99	0.39%	$391,946.67	5.366%	83.07%	725
July 2006	1	202,749.50	0.02	202,749.50	6.750	80.00	624
August 2006	3	995,800.00	0.11	331,933.33	7.844	94.93	666
September 2006	15	4,330,542.37	0.48	288,702.82	7.303	86.33	662
October 2006	108	33,843,232.27	3.72	313,363.26	6.735	84.17	658
November 2006	493	148,267,011.26	16.32	300,744.44	6.744	83.52	651
December 2006	1928	469,665,981.33	51.69	243,602.69	6.756	81.74	636
January 2007	1072	210,125,321.47	23.12	196,012.43	7.158	80.86	616
August 2007	1	139,961.52	0.02	139,961.52	6.490	80.00	722
September 2007	1	292,000.00	0.03	292,000.00	6.750	80.00	717
October 2007	3	619,085.33	0.07	206,361.78	6.337	78.53	627
November 2007	17	4,328,708.34	0.48	254,629.90	6.701	82.72	659
December 2007	81	20,114,225.82	2.21	248,323.78	6.643	80.88	654
January 2008	57	12,221,146.62	1.34	214,406.08	6.739	81.37	634
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
California	1,478	$476,772,379.88	52.47%	$322,579.42	6.586%	81.47%	649
Florida	253	43,582,443.65	4.80	172,262.62	7.338	83.04	613
New Jersey	151	38,222,324.11	4.21	253,127.97	7.098	80.71	620
New York	131	37,935,228.67	4.17	289,581.90	7.056	82.45	628
Illinois	165	29,972,676.34	3.30	181,652.58	7.242	82.77	623
Massachusetts	97	25,202,067.90	2.77	259,815.13	6.976	80.13	625
Nevada	94	22,660,840.47	2.49	241,072.77	7.014	82.98	643
Washington	94	20,592,005.77	2.27	219,063.89	6.853	83.19	641
Arizona	105	19,226,816.27	2.12	183,112.54	6.787	84.02	638
Maryland	86	17,133,665.36	1.89	199,228.67	7.165	78.98	599
Texas	112	15,756,718.53	1.73	140,684.99	7.289	80.44	601
Colorado	82	15,116,354.15	1.66	184,345.78	6.721	84.30	630
Virginia	56	14,517,088.28	1.60	259,233.72	7.152	80.77	613
Hawaii	43	12,765,706.88	1.40	296,876.90	6.513	81.03	643
Michigan	89	11,228,962.82	1.24	126,168.12	7.556	84.26	605
Minnesota	59	10,924,096.34	1.20	185,154.18	7.104	82.97	622
Georgia	64	9,503,350.54	1.05	148,489.85	7.458	84.11	605
Other	630	87,560,559.86	9.64	138,985.02	7.246	83.55	610
Total:							

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Owner Occupied	3,632	$878,568,656.23	96.69%	$241,896.66	6.822%	81.92%	635
Investor	132	23,804,201.39	2.62	180,334.86	7.351	82.95	646
Second Home	25	6,300,428.20	0.69	252,017.13	7.622	80.07	626
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY PROPERTY TYPE

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
One Family	2,818	658,400,095.69	72.46%	$233,640.91	6.827%	81.76%	632
Pud Detached	334	90,152,009.94	9.92	269,916.20	6.891	82.88	636
Condo	297	70,373,467.18	7.74	236,947.70	6.838	82.71	650
2-4 Unit	238	68,068,286.62	7.49	286,001.20	6.910	81.90	652
Pud Attached	100	20,960,426.39	2.31	209,604.26	6.894	80.98	638
Modular Home	2	719,000.00	0.08	359,500.00	6.076	82.24	647
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Purchase	1,679	$436,184,352.96	48.00%	$259,788.18	6.745%	83.15%	661
Cashout Refinance	1860	425,335,329.07	46.81	228,674.91	6.939	80.60	611
Rate/Term Refinance	250	47,153,603.79	5.19	188,614.42	6.845	82.81	625
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY DOCUMENTATION TYPE

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Stated	2,159	$588,694,467.21	64.79%	$272,669.97	6.902%	81.69%	652
Full doc-2 yr W2/Tax	962	179,134,408.70	19.71	186,210.40	6.778	82.63	605
Full	559	111,865,205.00	12.31	200,116.65	6.693	81.91	602
Limited-12 mo bk stmt	109	28,979,204.91	3.19	265,864.27	6.560	82.77	617
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY CREDIT SCORE

Credit Score	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
500 - 525	171	$27,815,893.95	3.06%	$162,666.05	8.170%	73.32%	513
526 - 550	288	48,646,234.37	5.35	168,910.54	7.808	74.99	538
551 - 575	353	66,023,072.20	7.27	187,034.20	7.226	78.55	563
576 - 600	443	90,865,383.69	10.00	205,113.73	6.907	81.75	589
601 - 625	602	144,299,728.67	15.88	239,700.55	6.827	82.89	613
626 - 650	641	157,557,786.92	17.34	245,799.98	6.792	84.24	639
651 - 675	572	161,577,507.70	17.78	282,478.16	6.634	82.66	662
676 - 700	351	99,792,651.83	10.98	284,309.55	6.575	82.75	686
701 - 725	209	63,176,695.76	6.95	302,280.84	6.460	82.34	712
726 - 750	93	26,793,800.72	2.95	288,105.38	6.446	83.34	736
751 - 775	44	15,295,809.50	1.68	347,632.03	6.334	84.87	761
776 - 800	19	6,399,953.32	0.70	336,839.65	6.348	84.72	784
801 - 825	3	428,767.19	0.05	142,922.40	6.324	68.52	804
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY ORIGINAL PREPAYMENT PENALTY TERM

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
No Penalty	968	$209,456,187.28	23.05%	$216,380.36	7.261%	81.68%	625
12	118	33,165,372.44	3.65	281,062.48	7.066	82.45	649
24	2587	638,919,069.56	70.31	246,972.97	6.704	82.07	638
36	116	27,132,656.54	2.99	233,902.21	6.554	80.24	650
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
First Lien	3789	$908,673,285.82	100.00%	$239,818.76	6.841%	81.94%	635
Total:	**3,789**	**$908,673,285.82**	**100.00%**	**$239,818.76**	**6.841%**	**81.94%**	**635**

The Mortgage Loans (Fix Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	$139,645,104.75
Number of Mortgage Loans:	1,131
Average Scheduled Principal Balance:	$123,470.47
Weighted Average Gross Coupon:	7.435%
Weighted Average Original Credit Score:	633
Weighted Average Original LTV Ratio:	66.54%
Weighted Average Combined LTV Ratio[1]:	79.41%
Weighted Average Stated Remaining Term (months):	338
Weighted Average Original Term (months):	339

(1) Combined LTV = (Original Balance + where applicable: Senior Lien Balance) / (lower of: Sales Price or Appraisal)

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Fixed	730	$117,090,234.96	83.85%	$160,397.58	6.856%	75.52%	628
Fixed 2nds	401	22,554,869.79	16.15	56,246.56	10.439	99.61	659
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
5.500 - 5.999	32	$5,445,609.23	3.90%	$170,175.29	5.986%	66.73%	638
6.000 - 6.499	174	31,541,168.55	22.59	181,271.08	6.219	70.76	644
6.500 - 6.999	253	46,259,232.62	33.13	182,842.82	6.660	77.48	632
7.000 - 7.499	81	11,561,180.23	8.28	142,730.62	7.242	78.44	626
7.500 - 7.999	87	11,294,078.09	8.09	129,816.99	7.693	78.49	607
8.000 - 8.499	48	5,336,013.08	3.82	111,166.94	8.212	79.53	579
8.500 - 8.999	32	3,293,110.39	2.36	102,909.70	8.665	83.98	612
9.000 - 9.499	24	1,901,086.65	1.36	79,211.94	9.175	85.43	598
9.500 - 9.999	66	3,572,546.24	2.56	54,129.49	9.782	95.42	661
10.000 - 10.499	168	10,203,886.47	7.31	60,737.42	10.280	97.77	660
10.500 - 10.999	106	6,139,090.67	4.40	57,915.95	10.728	98.93	647
11.000 - 11.499	43	2,127,248.75	1.52	49,470.90	11.207	100.00	636
11.500 - 11.999	13	866,500.39	0.62	66,653.88	11.717	97.78	637
12.000 - 12.499	3	80,974.18	0.06	26,991.39	12.288	99.98	613
12.500 - 12.999	1	23,379.21	0.02	23,379.21	12.950	100.00	586
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25,000.00	24	$544,404.59	0.39%	$22,683.52	10.466%	99.93%	650
25,000.01 - 50,000.00	181	6,784,270.77	4.86	37,482.16	10.058	95.16	646
50,000.01 - 75,000.00	235	14,547,338.54	10.42	61,903.57	9.039	86.93	634
75,000.01 - 100,000.00	196	17,100,141.78	12.25	87,245.62	8.283	82.79	625
100,000.01 - 125,000.00	117	13,138,590.68	9.41	112,295.65	7.642	78.45	635
125,000.01 - 150,000.00	81	11,166,874.96	8.00	137,862.65	6.997	78.18	631
150,000.01 - 175,000.00	63	10,248,583.23	7.34	162,675.92	6.932	74.56	630
175,000.01 - 200,000.00	51	9,485,100.93	6.79	185,982.37	6.862	72.62	628
200,000.01 - 225,000.00	36	7,695,911.01	5.51	213,775.31	6.727	71.80	625
225,000.01 - 250,000.00	32	7,600,318.51	5.44	237,509.95	6.714	73.13	640
250,000.01 - 275,000.00	21	5,524,661.62	3.96	263,079.12	6.594	75.40	633
275,000.01 - 300,000.00	21	6,016,380.70	4.31	286,494.32	6.638	77.16	636
300,000.01 - 333,700.00	16	5,159,124.90	3.69	322,445.31	6.449	74.82	642
333,700.01 - 350,000.00	8	2,736,433.45	1.96	342,054.18	7.292	82.29	611
350,000.01 - 500,000.00	41	17,272,669.32	12.37	421,284.62	6.567	80.61	635
500,000.01 -1,000,000.00	8	4,624,299.76	3.31	578,037.47	6.635	77.80	646
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25,000.00	24	$545,967.00	0.39%	$22,748.63	10.465%	99.93%	650
25,000.01 - 50,000.00	180	6,748,488.40	4.82	37,491.60	10.083	95.38	646
50,000.01 - 75,000.00	233	14,395,961.40	10.29	61,785.24	9.061	87.14	633
75,000.01 - 100,000.00	198	17,253,827.00	12.33	87,140.54	8.275	82.59	625
100,000.01 - 125,000.00	118	13,262,075.00	9.48	112,390.47	7.633	78.46	635
125,000.01 - 150,000.00	81	11,187,240.00	8.00	138,114.07	6.997	78.18	631
150,000.01 - 175,000.00	63	10,269,369.00	7.34	163,005.86	6.931	74.56	630
175,000.01 - 200,000.00	51	9,504,461.00	6.79	186,361.98	6.862	72.61	628
200,000.01 - 225,000.00	36	7,711,484.00	5.51	214,207.89	6.727	71.80	625
225,000.01 - 250,000.00	32	7,615,100.00	5.44	237,971.88	6.714	73.12	640
250,000.01 - 275,000.00	21	5,534,660.00	3.96	263,555.24	6.594	75.40	633
275,000.01 - 300,000.00	21	6,029,700.00	4.31	287,128.57	6.638	77.17	636
300,000.01 - 333,700.00	16	5,167,623.00	3.69	322,976.44	6.449	74.81	642
333,700.01 - 350,000.00	8	2,742,350.00	1.96	342,793.75	7.292	82.30	611
350,000.01 - 500,000.00	41	17,304,000.00	12.37	422,048.78	6.567	80.61	635
500,000.01 -1,000,000.00	8	4,632,500.00	3.31	579,062.50	6.635	77.80	646
Total:	**1,131**	**$139,904,805.80**	**100.00%**	**$123,700.09**	**7.434%**	**79.41%**	**633**

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
121 - 180	80	$8,579,871.05	6.14%	$107,248.39	6.972%	70.05%	626
181 - 240	224	$10,980,377.63	7.86	49,019.54	8.881	88.20	632
241 - 300	2	182,453.28	0.13	91,226.64	7.790	86.00	674
301 - 360	825	119,902,402.79	85.86	145,336.25	7.335	79.27	633
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
000 - 180	80	$8,579,871.05	6.14%	$107,248.39	6.972%	70.05%	626
181 - 240	224	10,980,377.63	7.86	49,019.54	8.881	88.20	632
241 - 360	827	120,084,856.07	85.99	145,205.39	7.336	79.28	634
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY COMBINED LTV

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25.00	3	$346,371.77	0.25%	$115,457.26	6.532%	20.78%	586
25.01 - 30.00	7	738,718.65	0.53	105,531.24	7.333	27.96	660
30.01 - 35.00	5	450,204.82	0.32	90,040.96	6.964	32.80	627
35.01 - 40.00	15	1,984,631.54	1.42	132,308.77	6.674	36.83	622
40.01 - 45.00	17	2,068,923.97	1.48	121,701.41	6.937	42.56	622
45.01 - 50.00	20	3,495,852.04	2.50	174,792.60	6.455	47.59	629
50.01 - 55.00	22	3,456,515.51	2.48	157,114.34	6.476	52.76	628
55.01 - 60.00	30	4,128,996.49	2.96	137,633.22	6.797	57.76	608
60.01 - 65.00	44	7,116,733.81	5.10	161,743.95	6.708	63.43	608
65.01 - 70.00	67	10,783,612.43	7.72	160,949.44	6.748	68.47	617
70.01 - 75.00	77	14,294,914.45	10.24	185,648.24	6.682	73.55	626
75.01 - 80.00	181	25,269,940.70	18.10	139,612.93	6.877	79.35	630
80.01 - 85.00	89	14,769,494.66	10.58	165,949.38	7.026	83.92	627
85.01 - 90.00	110	20,987,914.55	15.03	190,799.22	7.009	89.52	638
90.01 - 95.00	44	7,039,894.75	5.04	159,997.61	7.177	94.24	640
95.01 - 100.00	400	22,712,384.61	16.26	56,780.96	10.374	99.97	661
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

DISTRIBUTION BY ORIGINAL LTV

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
0.01 - 25.00	404	$22,901,241.56	16.40%	$56,686.24	10.380%	98.42%	658
25.01 - 30.00	6	658,786.05	0.47	109,797.68	6.979	27.96	659
30.01 - 35.00	5	450,204.82	0.32	90,040.96	6.964	32.80	627
35.01 - 40.00	15	1,984,631.54	1.42	132,308.77	6.674	36.83	622
40.01 - 45.00	17	2,068,923.97	1.48	121,701.41	6.937	42.56	622
45.01 - 50.00	20	3,495,852.04	2.50	174,792.60	6.455	47.59	629
50.01 - 55.00	22	3,456,515.51	2.48	157,114.34	6.476	52.76	628
55.01 - 60.00	30	4,128,996.49	2.96	137,633.22	6.797	57.76	608
60.01 - 65.00	44	7,116,733.81	5.10	161,743.95	6.708	63.43	608
65.01 - 70.00	67	10,783,612.43	7.72	160,949.44	6.748	68.47	617
70.01 - 75.00	77	14,294,914.45	10.24	185,648.24	6.682	73.55	626
75.01 - 80.00	181	25,269,940.70	18.10	139,612.93	6.877	79.35	630
80.01 - 85.00	88	14,711,863.03	10.54	167,180.26	7.008	83.92	627
85.01 - 90.00	110	20,987,914.55	15.03	190,799.22	7.009	89.52	638
90.01 - 95.00	41	6,813,446.87	4.88	166,181.63	7.068	94.25	640
95.01 - 100.00	4	521,526.93	0.37	130,381.73	7.742	100.00	715
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
California	296	$45,256,591.91	32.41%	$152,893.89	7.466%	77.39%	638
New York	64	13,633,612.81	9.76	213,025.20	6.990	77.19	639
Florida	108	11,538,179.11	8.26	106,834.99	7.247	76.26	622
Texas	125	10,681,311.69	7.65	85,450.49	7.331	78.05	609
Maryland	31	4,727,917.78	3.39	152,513.48	7.362	83.47	630
New Jersey	37	4,626,154.70	3.31	125,031.21	7.556	77.76	642
Hawaii	24	4,405,799.86	3.15	183,574.99	7.115	79.76	644
Arizona	31	3,437,114.57	2.46	110,874.66	7.518	86.36	632
Washington	27	3,367,470.84	2.41	124,721.14	7.660	82.64	635
Pennsylvania	28	3,230,247.18	2.31	115,365.97	6.929	80.19	621
Massachusetts	24	3,141,048.54	2.25	130,877.02	7.385	80.00	633
Illinois	27	2,905,209.12	2.08	107,600.34	8.012	85.76	664
Ohio	22	2,687,386.97	1.92	122,153.95	7.109	82.43	639
Nevada	26	2,602,100.14	1.86	100,080.77	7.664	82.42	654
Oregon	21	2,520,662.49	1.81	120,031.55	7.625	81.76	628
Georgia	18	1,868,098.02	1.34	103,783.22	8.838	90.79	634
Colorado	25	1,584,536.27	1.13	63,381.45	8.708	88.61	631
Other	197	17,431,662.75	12.48	88,485.60	7.628	81.95	626
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Owner Occupied	1,081	$132,935,970.71	95.20%	$122,975.00	7.443%	79.72%	632
Investor	44	6,007,448.52	4.30	136,532.92	7.343	73.82	650
Second Home	6	701,685.52	0.50	116,947.59	6.702	68.70	652
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

DISTRIBUTION BY PROPERTY TYPE

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
One Family	867	$106,916,364.20	76.56%	$123,317.61	7.368%	78.88%	631
Pud Detached	104	12,529,540.30	8.97	120,476.35	7.644	85.74	636
2-4 Unit	64	10,863,063.47	7.78	169,735.37	7.390	76.44	649
Condo	70	6,741,514.99	4.83	96,307.36	7.911	78.69	635
Pud Attached	25	2,490,035.98	1.78	99,601.44	8.206	85.61	628
Modular Home	1	104,585.81	0.07	104,585.81	6.800	70.00	568
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Cashout Refinance	619	$97,094,933.56	69.53%	$156,857.73	6.902%	74.85%	626
Purchase	428	31,639,737.10	22.66	73,924.62	9.216	92.91	655
Rate/Term Refinance	84	10,910,434.09	7.81	129,886.12	7.007	80.88	629
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY DOCUMENTATION TYPE

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
Stated	437	$53,705,152.09	38.46%	$122,895.08	7.804%	80.52%	649
Full doc-2 yr W2/Tax	384	43,689,247.77	31.29	113,774.08	7.396	81.45	627
Full	268	35,564,650.35	25.47	132,703.92	6.918	75.74	619
Limited-12 mo bk stmt	42	6,686,054.54	4.79	159,191.77	7.472	76.70	618
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

DISTRIBUTION BY CREDIT SCORE

Credit Score	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
500 - 525	25	$2,331,411.71	1.67%	$93,256.47	8.667%	72.94%	513
526 - 550	38	3,553,395.18	2.54	93,510.40	8.132	71.48	536
551 - 575	81	11,264,085.77	8.07	139,062.79	7.239	72.01	563
576 - 600	89	9,890,407.24	7.08	111,128.17	7.478	75.70	589
601 - 625	217	30,825,879.46	22.07	142,054.74	7.178	78.18	614
626 - 650	273	34,053,086.77	24.39	124,736.58	7.362	80.14	638
651 - 675	201	24,707,344.55	17.69	122,922.11	7.423	82.02	661
676 - 700	130	14,903,347.98	10.67	114,641.14	7.685	82.75	685
701 - 725	35	3,173,627.95	2.27	90,675.08	8.302	88.47	711
726 - 750	26	2,766,938.92	1.98	106,420.73	7.739	88.89	737
751 - 775	12	1,784,565.92	1.28	148,713.83	7.297	87.96	756
776 - 800	4	391,013.30	0.28	97,753.33	7.610	59.54	781
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

DISTRIBUTION BY ORIGINAL PREPAYMENT PENALTY TERM

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
No Penalty	303	$25,594,960.82	18.33%	$84,471.82	8.189%	83.66%	633
12	73	14,853,876.15	10.64	203,477.76	7.087	78.04	640
24	194	13,172,700.29	9.43	67,900.52	9.840	95.97	653
36	561	86,023,567.49	61.60	153,339.69	6.902	75.85	629
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO
First Lien	730	$117,090,234.96	83.85%	$160,397.58	6.856%	75.52%	628
Second Lien	401	22,554,869.79	16.15	56,246.56	10.439	99.61	659
Total:	**1,131**	**$139,645,104.75**	**100.00%**	**$123,470.47**	**7.435%**	**79.41%**	**633**

Contact Information

Citigroup Mortgage Finance Contacts

Name:	Telephone:	E-Mail:
Susan Mills Managing Director	(212) 723-6376	susan.mills@citigroup.com
Philip Seares Vice President	(212) 723-1145	philip.seares@citigroup.com
Pavithra Jayaraman Associate	(212) 723-6386	pavithra.jayaraman@citigroup.com
Sabrina Mallick Analyst	(212) 723-6536	sabrina.mallick@citigroup.com

Citigroup MBS Trading Contacts

Name:	Telephone:	E-Mail:
Jim De Mare Managing Director	(212) 723-6217	james.p.demare@citigroup.com
Matt Cherwin Director	(212) 723-6217	matthew.cherwin@citigroup.com
Maggie Jiang Director	(212) 723-6404	maggie.jiang@citigroup.com
Adrian Wu Vice President	(212) 723-6406	adrian.wu@citigroup.com

Rating Agency Contacts

Name:	Telephone:	E-Mail:
Wioletta Frankowicz **Moody's**	(201) 915-8743	Wioletta.frankowicz@moodys.com
Julie Clements **S&P**	(212) 438-7647	Julie_Clements@standardandpoors.com
Mark Zelmanovich **Fitch**	(212) 908-0259	Mark.Zelmanovich@fitchratings.com